SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, June 5, 2026.

To

CVM – Brazilian Securities and Exchange Commission

Attn.:        Superintendence of Company Relations – SEP

Nilza Maria Silva de Oliveira

Manager

Maria Luisa Azevedo Wernesbach

Federal Capital Markets Inspector

Ref.: Request for clarification regarding news report – CVM Proceeding No. 19957.010632/2026-58

Dear Madams,

We refer to Official Letter No. 194/2026/CVM/SEP/GEA-1 (“Official Letter”), dated June 3, 2026, through which you request clarifications from Braskem S.A. (“Braskem” or the “Company”), as follows:

“Dear Director,

We refer to the news article published on this date in the newspaper Valor Econômico, News section, under the headline: ‘Braskem may default on bond interest’, which includes the following statements:

While evaluating entering an out-of-court reorganization process, Braskem is not expected to settle the debt of USD 150 million related to interest payments on bonds issued abroad that mature in July, nor those maturing in August, according to Pipeline.

In light of the significant maturities the company will face starting in July, including interest payments on bonds due in 2028, 2030, 2031, 2041, and 2050 as early as next month, the company is seeking to negotiate support from one-third of creditors to be able to file an out-of-court restructuring before then. If such support is not obtained, a judicial reorganization is not discarded, sources said.

A non-payment of interest could, after a 30-day default period, trigger acceleration of the company’s debts. Therefore, the company is seeking an agreement with creditors to avoid a judicial reorganization scenario. However, it is not expected that Petrobras will rescue the company from this outcome by providing capital or pledging assets as collateral, said a source close to the negotiations.

709635308.1 13-jun-14 10:15

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In view of the above, we request that you clarify whether the news is true and, if so, explain the reasons why it was not considered a material fact, as well as comment on any additional information deemed relevant on the matter.”

As disclosed by the Company in the Material Fact dated September 26, 2025, the Company engaged specialized financial and legal advisors to assist in preparing a comprehensive assessment of economic and financial alternatives aimed at optimizing its capital structure.

The analyses arising from this assessment are still ongoing, and the Company and its advisors have been making structured progress in discussions with the creditors’ advisors, as reported in its interim financial information for the first quarter of 2026, released on May 13, 2026.

In the course of these efforts, the Company and its advisors are considering different alternatives, including potential measures for the rescheduling of its financial obligations and creditor protection mechanisms. Nevertheless, we clarify that, as of this date, there is no formal decision regarding the alternative (or set of alternatives) to be implemented.

Having provided the clarifications above, we remain at your disposal for any additional information you may require.

São Paulo, June 5, 2026.

Felipe Montoro Jens

Chief Financial Officer and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.